UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO
SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
UNITED FIRE & CASUALTY COMPANY
(Exact name of registrant as specified in its charter)

Iowa	42-0644327

(State of Incorporation)	(IRS Employer Identification No.)

118 Second Avenue SE
Cedar Rapids, Iowa	52407-3909

(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Common Stock, $3.33 1/3 par value	The NASDAQ Stock Market LLC
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates:                                          (if applicable)
Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1. Description of Registrant’s Securities to be Registered.
DESCRIPTION OF OUR COMMON STOCK
The following description of the common stock, par value $3.33 1/3 per share, of United Fire & Casualty Company (the “Registrant”) to be registered hereunder is based upon the Registrant’s Articles of Incorporation and Bylaws and applicable provisions of law. The terms “we,” “our,” and “us” refer to United Fire & Casualty Company.
Dividend Rights. Subject to preferences that may be applicable to a class or series of preferred shares that we may issue, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available for the payment of dividends.
Conversion. Holders of common stock have no right to convert their common stock into any other securities.
Voting Rights. Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our common stockholders. Holders of shares of common stock have no cumulative voting rights.
Classification of the Board of Directors. Directors are divided into three classes. Each year the terms of the members of a different class of directors expire and directors for that class are elected to three-year terms.
Liquidation Rights. If we liquidate, dissolve or wind up, holders of the common stock are entitled to share ratably in all assets remaining after payment of any amounts due creditors and the liquidation preference of any accrued and unpaid dividends on any outstanding preferred shares that we may issue.
Preemption Rights. Holders of common stock have no preemptive rights.
Liability to Assessment by United Fire & Casualty Company. All outstanding shares of common stock are fully paid and non-assessable.
Anti-Takeover Effects of State Law. Certain provisions of Iowa law could make it more difficult to acquire us by means of a merger, tender offer, proxy contest or otherwise or to remove our incumbent officers and directors. These provisions may discourage coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.
We are subject to Section 1110 of the Iowa Business Corporation Act, which prohibits persons deemed “interested stockholders” from engaging in a business combination with an Iowa corporation for three years following the date these persons become interested stockholders. Generally, an interested stockholder is a person who, together with affiliates and associates, owns, or within the previous three years did own, 10.0 percent or more of our common stock. Generally, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors.
Section 624A of the Iowa Business Corporation Act permits us to issue stock rights or options having terms and conditions that preclude or limit the exercise, transfer, or receipt of such rights or options by a person, or group of persons, owning or offering to acquire a specified number or percentage of the outstanding common shares or other securities of the corporation, or a transferee of the offeror, or that invalidate or void such stock rights or options held by an offeror or a transferee of the offeror.

Section 502.321E of the Iowa Business Corporation Act sets forth the following limitations on offers and offerors: (i) a takeover offer shall contain substantially the same terms for shareholders residing within and outside this state; (ii) an offeror shall provide that any equity securities of a target company deposited or tendered pursuant to a takeover offer may be withdrawn by or on behalf of an offeree within seven days after the date the offer has become effective and after sixty days from the date the offer has become effective, or as otherwise determined by the administrator pursuant to a rule or order issued for the protection of the shareholders; (iii) if an offeror makes a takeover offer for less than all the outstanding equity securities of any class and, within ten days after the offer has become effective and copies of the offer, or notice of any increase in the consideration offered, are first published or sent or given to equity security holders, the number of securities deposited or tendered pursuant to the offer is greater than the number of securities that the offeror has offered to accept and pay for, the securities shall be accepted pro rata, disregarding fractions, according to the number of securities deposited or tendered for each offeree; (iv) if an offeror varies the terms of a takeover offer before the offer’s expiration date by increasing the consideration offered to equity security holders, the offeror shall pay the increased consideration for all equity securities accepted, whether the securities have been accepted by the offeror before or after the variation in the terms of the offer; (v) an offeror shall not make a takeover offer or acquire any equity securities in this state pursuant to a takeover offer during the period of time that an administrator’s proceeding alleging a violation of this chapter is pending against the offeror; (vi) an offeror shall not acquire, remove, or exercise control, directly or indirectly, over any target company assets located in this state pursuant to a takeover offer during the period of time that an administrator’s proceeding alleging a violation of this chapter is pending against the offeror; and (vii) an offeror shall not acquire from a resident of this state an equity security of any class of a target company at any time within two years following the last purchase of securities pursuant to a takeover offer with respect to that class, including, but not limited to, acquisitions made by purchase, exchange, merger, consolidation, partial or complete liquidation, redemption, reverse stock split, recapitalization, reorganization, or any other similar transaction, unless the holders of the equity securities are afforded, at the time of the acquisition, a reasonable opportunity to dispose of the securities to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer.
State Insurance Laws. Before a person can acquire control of an insurance company domiciled in a U.S. state, prior written approval must generally be obtained from the insurance regulator of the state where the insurance company is domiciled. Prior to granting approval of an application to acquire control of an insurance company, the state insurance regulator will consider such factors as the financial strength of the applicant, the integrity of the applicant’s board of directors and executive officers, the acquirer’s plans for the management of the applicant’s board of directors and executive officers, the acquirer’s plans for the future operations of the insurer and any anti-competitive effects that may arise from the consummation of the acquisition of control. Generally, state insurance laws provide that control over an insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10.0 percent or more of the voting securities of the insurance company. In addition, certain state insurance laws contain provisions that require pre-acquisition notification to the state insurance regulator of a change in control with respect to a non-domestic insurance company licensed to do business in that state. While such pre-acquisition notification statutes do not authorize the state insurance regulator to disapprove the change of control, such statutes do authorize certain remedies, including the issuance of a cease and desist order with respect to the non-domestic insurance company if certain conditions exist, such as undue market concentration. These approval requirements may deter, delay or prevent transactions that stockholders may otherwise deem to be in their best interests.
Anti-Takeover Effects of Our Articles of Incorporation and Bylaws. Our articles of incorporation and bylaws provide that:
•	The affirmative vote of two-thirds (2/3) of all outstanding shares of this corporation is required to approve any plan of merger, consolidation or sale or exchange of all or substantially all of the assets.

•	The affirmative vote of two-thirds (2/3) of all outstanding shares of this corporation is required to amend the Articles of Incorporation.

•	Directors are divided into three classes. Each year the terms of the members of a different class of directors expire and directors for that class are elected to three-year terms. The number of directors is limited to 15.
Item 2. Exhibits.
Pursuant to the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed with this registration statement on Form 8-A because no other securities of the Registrant are listed by The NASDAQ Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE
Pursuant to the requirements of Section l2 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
United Fire & Casualty Company

(Registrant)
February 25, 2009

(Date)
/s/ Randy A. Ramlo

Randy A. Ramlo, President and Chief Executive Officer